July 23, 2014

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                 Larry Spirgel — Assistant Director
Kathleen Krebs — Special Counsel
Paul Fischer, Attorney Advisor

Re:                                                     Loxo Oncology, Inc.
Registration Statement on Form S-1
File No. 333-197123

Ladies and Gentlemen:

On behalf of Loxo Oncology, Inc. (“Company”), we are transmitting this letter in response to the verbal comment received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by telephone communication to Mr. Matthew S. Rossiter, Esq. of Fenwick & West LLP on July 9, 2014, with respect to the registration statement on Form S-1 (File No. 333-197123) (the “Registration Statement”) that was initially filed with the Commission on June 30, 2014, as subsequently amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was filed with the Commission on July 21, 2014.  The Staff’s comment is presented in bold italics.  For the convenience of the Staff, we have sent on July 23, 2014 by overnight courier copies of this letter.

In addition to addressing the comment raised by the Staff in the aforementioned telephone communication, the Company has updated the relevant disclosures in Amendment No. 1.

Notes to Financial Statements

Note 10. Subsequent Events

Series B Convertible Preferred Stock Financing, page F-21

We note that you have 6,000,000 shares of common stock authorized as of March 31, 2014.  It appears that after the issuance of your Series B convertible preferred stock, you may not have a sufficient number of authorized shares to fulfill your outstanding obligations. Please advise us.

In response to the Staff’s comment, the Company has revised the disclosures on page F-21 of the prospectus contained in Amendment No. 1 to disclose that the Company did increase the number of authorized shares of common stock to fulfill its outstanding obligations.

* * * * * * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman
Fenwick & West LLP

cc:                                Joshua H. Bilenker, MD

Dov A. Goldstein, MD

Loxo Oncology, Inc.

Effie Toshav, Esq.

Matthew S. Rossiter, Esq.

Fenwick & West LLP

Mark A. Spelker

CohnReznick LLP

Bruce K. Dallas, Esq.

Davis Polk & Wardwell LLP